[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]
June 3, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re: Fifth Street Finance Corp. — Registration Statement on Form N-2
Dear Sir or Madam:
     On behalf of Fifth Street Finance Corp. (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) and a filing fee in the amount of $27,900 for the registration of up to $500,000,000 of shares of common stock of the Company. The Registration Statement relates to the shelf offering of shares of the Company’s common stock under Rule 415 of the Securities Act.
     The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-146743) that was declared effective on June 11, 2008 (the “Old Registration Statement”), except that the Old Registration Statement was filed in connection with the Company’s initial public offering while the Registration Statement is being filed in connection with a “shelf” offering. In addition, the Registration Statement contains updated financial statements and other data reflecting the Company’s operations since the date of the Old Registration Statement.
     Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm